Filed by ViewPoint Financial Group, Inc. Commission File No: 001-34737 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Highlands Bancshares, Inc. Commission File No: 001-34737

Forward-Looking Statements

When used in filings by ViewPoint Financial Group, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”), in the Company’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “intends” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, including, among other things, the expected cost savings, synergies and other financial benefits from the ViewPoint Financial Group, Inc.-Highlands Bancshares, Inc. merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters might be greater than expected, the requisite regulatory approvals and the approval of the shareholders of Highlands Bancshares, Inc. might not be obtained or other conditions to completion of the merger set forth in the merger agreement might not be satisfied or waived, changes in economic conditions, legislative changes, changes in policies by regulatory agencies, fluctuations in interest rates, the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, the Company’s ability to access cost-effective funding, fluctuations in real estate values and both residential and commercial real estate market conditions, demand for loans and deposits in the Company’s market area, the industry-wide decline in mortgage production, competition, changes in management’s business strategies and other factors set forth in the Company’s filings with the SEC.

The Company does not undertake – and specifically declines any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Company will be filing with the SEC a registration statement on Form S-4 concerning the merger. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Highlands Bancshares, Inc. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website (www.viewpointfinancialgroup.com, under “SEC Filings”) or by contacting Mark Hord at (972) 578-5000, Ext. 7440. The directors, executive officers and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Highlands Bancshares, Inc. Information about the directors and executive officers of the Company is included in the proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 18, 2011. The directors, executive officers and certain other members of management and employees of Highlands Bancshares, Inc. may also be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Highlands Bancshares, Inc. Information about the directors and executive officers of Highlands Bancshares, Inc. will be included in the proxy statement/prospectus for the merger.

Set forth below is the transcript from an investor conference call held by the Company on December 9, 2011. The presentation material referred to in the transcript was filed with the SEC on December 9, 2011 by the Company pursuant to Rule 425 under the Securities Act of 1933 under cover of a Current Report on Form 8-K.

ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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PARTICIPANTS

Corporate Participants

James B. McCarley – Chairman

Garold R. Base – President, Chief Executive Officer & Director

Pathie E. McKee – Chief Financial Officer, Treasurer & Executive VP

Other Participants

Mike I. Shafir – Analyst, Sterne, Agee & Leach, Inc.

Scott Valentin – Analyst, FBR Capital Markets

Chris W. Marinac – Analyst, FIG Partners LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the event titled ViewPoint Financial Group, Inc. announces Acquisition, new President and CEO and approval of National Bank Charter. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to James McCarley. Please go ahead.

James B. McCarley, Chairman

Good morning. My name is James McCarley and I’m chairman of the Board of ViewPoint Financial Group and ViewPoint Bank. And on behalf of our Board, I’d like to welcome you to the call and express our appreciation for your interest in listening to the investor call and this great news we have.

As you may know, our Board has worked diligently in the last several months after Gary Base announced his retirement to select and identify his replacement. We are prepared to do that today along with some other great news about an acquisition that comes along with that and a switch to the National Bank Charter.

With me today that will be giving a presentation is Gary Base, our current CEO and President; Pathie McKee, our Chief Financial Officer; and Mr. Kevin Hanigan, our soon to be after all of the regulatory approvals are received, our new CEO and President.

So, now I’ll turn it over to Mr. Base.

Garold R. Base, President, Chief Executive Officer & Director

Thank you, James. Our presentation today or slides are on our website viewpointbank.com, and you’ll find them under Investor Relations and on the bottom left of that page on Investor Relations, you’ll see Presentations. So, if you want to, you can follow along with these slides now or take a look at those slides later. The first item we have on slide two is our Safe Harbor statement, and I’ll let you read that yourself. That is there for your information.

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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The next slide, slide three, reviews the transaction. This is a strategic in-market acquisition for ViewPoint Bank. Highlands’ business banking model will expand ViewPoint’s existing commercial division. Highlands has $508 million in assets, six banking offices with four in high income areas of D/FW.

This is a significant C&I loan franchise that has good credit metrics. Highlands has a 27% C&I component and has 20% non-interest-bearing deposits. NPAs are 1.1% of assets.

This is an earnings accretive, all-stock transaction. It will be 11% earnings accretive for the first full year, excluding transaction costs. It also has a minimal tangible book value dilution that’s recaptured in approximately four years.

The pro forma tangible common equity of 13% will continue to support further growth. We anticipate a full recapture of Highlands’ deferred tax asset and a reversal of the valuation allowance.

With this acquisition, ViewPoint also adds an experienced CEO to continue this successful expansion of ViewPoint’s franchise.

On slide four, we talk about the transaction overview. Consideration. As mentioned, this is a 100% stock transaction with approximately 5.5 million shares issued. The transaction value is $71.0 million according to a $12.88 stock price for ViewPoint. This value could go ahead and change according to the movement in our stock price.

Deal pricing multiples. 1.18 price to tangible book value at the current $12.88 stock price. Approximately 3.58% core deposit premium. As far as Board composition, two seats were offered to Highlands, one would be for the new CEO, replacing myself, which would provide nine total Board members. Due diligence has been completed, and we’ll speak to that in a little while.

Required approvals. Highlands will seek shareholder approval, and also, we will seek customary regulatory approvals. Anticipated closing would be early 2012.

On slide five is a listing of the combined locations and you can quickly see the advantage of this combination. Preston Road is a significant road in the Dallas area and four of the locations you’ll see with the red dots go right down Preston Road into really high income area. This is an area that I have looked for many years and the Board of Directors, and we feel it will add significantly to our footprint.

On page six, the deal has attractive demographics, which strengthens the Dallas franchise of the combined organization. Highlands Dallas branch demographics show a median household income of $94,345. As many of you know, our Bank enjoys the highest median household income in Texas of any bank at $83,278. So, this average median household income number will add to the strength that ViewPoint already has. In the bottom part of that slide is the deposit market share for Collin and Dallas Counties. As you will see, the combined institutions will now move up to the third position.

I’ll now turn it over to our CFO, Patti McKee, to talk about the deal itself.

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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Pathie E. McKee, Chief Financial Officer, Treasurer & Executive VP

Thank you, Gary. And we are now on slide seven. And this slide shows the respective lending portfolio mixes at each institution and the pro forma combined. The acquisition accelerates the commercial banking platform of ViewPoint Financial Group. As previously discussed, we have been focusing on diversifying our loan portfolio, specifically growing the fourth engine, our C&I portfolio.

The addition of Highlands loan portfolio mix as represented on the right-hand side with 21% commercial loans excluding the 6% of warehouse more than doubles ViewPoint Financial Group’s C&I mix to 5% on a pro forma basis. And it improves the loan yield by nine basis points to 5.75%. Additionally, Highlands brings a strong C&I platform to continue to grow this line of business.

Likewise, on slide eight, shows the deposit mix of each institution. This transaction increases ViewPoint Financial Group’s deposits from $2 billion to $2.5 billion. Highlands has an attractive diversified low-cost deposit base, which improves ViewPoint Financial Group’s mix of noninterest-bearing deposits from 10% to 12% and reduces the cost of deposits to 1.08%. Further reduction will be seen in the cost of deposits, as 81% of Highlands CDs mature in less than 12 months, and they have a rate of 1.70%.

Moving on to slide nine, ViewPoint Financial Group completed a detailed due diligence process. This included a comprehensive review of all operations and business lines. There was a risk focused review of the loan production underwriting credit review, which was assisted by a third party. We reviewed 60% of the commercial portfolio, as well as all criticized loans over $500,000, and that resulted in a conservative pre-tax credit mark as $9.4 million, 3.2% of gross loan.

Additionally, a third-party review of the value of the deferred tax assets was completed as associated with the Highlands net operating loss and the ability to carry that forward to offset future taxes for ViewPoint Financial Group. It is anticipated a full reversal of the valuation allowance of 5.8 will be received.

Moving on to slide 10, we will review the assumptions and the metrics of the deal. The assumptions included an anticipated cost savings of 26% in 2012, a $4.9-million core deposit intangible, and using an 8-year sum-of-years’ digits amortization method. The purchase accounting mark came up to $8.8 million estimated after tax fair value, and $3.5 million in after tax one-time related expenses.

With these assumptions, the following metrics with the dilution to tangible book value at closing at 3%, and an estimated tangible book value dilution earn-back period of approximately four years. This gives us a first full-year earnings accretion at 11.6%, and we will remain well-capitalized at a pro forma tangible common equity to tangible assets of 12.1% and pro forma Bank level risk-based capital ratio of 16.4%.

I will now turn it over to Gary to announce our CEO.

Garold R. Base, President, Chief Executive Officer & Director

Yes, there’s a second part to this, and they always say, “Things come in threes”. Our new CEO, to continue our successful expansion of the ViewPoint franchise, will be Kevin Hanigan. Kevin is currently the CEO, Chairman, and President of Highlands Bank. Upon the closing of this transaction, Kevin will go ahead and become the CEO of the combined institutions. I personally have known Kevin for approximately eight years, and I know him to be an outstanding banker. So, I’m very pleased to say that our combined institutions will be in great hands.

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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Kevin has 30 years of experience in Texas banking. At Highlands, he has raised significant capital from prominent local investors, disposed of underperforming assets, returned Highlands to profitability and a turnaround, and has a great relationship with banking regulators. These are all keys to being successful as a CEO in today’s world.

Previously, Kevin led the C&I lending, and also, the 163-branch retail division of the $14 billion Guaranty Bank. I knew Kevin also during that period of time. He joined Guaranty Bank in December of 1996 and grew C&I commitments to $4 billion that included traditional C&I and oil and gas. He was asked by major shareholders and regulators to assume the role of CEO during the final days of Guaranty Bank. He did an outstanding job for the regulators in completing that transaction. Previously, he was head of commercial banking at MBank. So, as you can see, Kevin has an outstanding background to step in and complete the fourth leg that needs to be completed at ViewPoint Bank.

As far as page 12, summary of the transaction, this acquisition is a strategic accretive business bank acquisition in the Dallas market, and fits well with our current franchise. Its financially attractive multiple is especially so for a metropolitan Texas franchise. It has a reasonable payback period assuming a conservative structure and cost saving estimates. Our pro forma capital is still very strong, and allows for organic and strategic growth as we’ve always talked about in the past. The incoming CEO has a proven track record in building C&I business and improving profitability that we would have.

On page 13, you’ll see some of the historic performance that Kevin has had at Highlands. After joining in May 2010 as Chairman and CEO and President, he improved non-performing assets, compared to both nationwide and Texas peers.

Page 14, since Hanigan’s appointment as CEO in May of 2010, Highlands has improved asset quality and returned to profitability and growth. So, both of these demonstrate quick action that he took and the improvements that he has made at Highlands Bank.

Last, but not least, I would like to go ahead and mention about the approval of the National Bank charter. We’re really excited about that, we’ve worked for quite some time on that, with the combination of the OTS and the OCC. This provides the right charter for us in the future as we continue to grow and expand our fourth leg in C&I and commercial lending as well.

And so, we appreciate the confidence the OCC has in us. Also the Federal Reserve has approved us as well for a bank holding company, and again, we appreciate the confidence that they’ve shown in us as well. So, we look forward to making that transition on December 19, that we would make that transition over to an OCC and Federal Reserve charters.

Let me stop with that and see what questions you might have.

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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QUESTION AND ANSWER SECTION

Operator: [Operator instructions] Our first question comes from Mike Shafir at Sterne Agee.

<Q – Mike Shafir – Sterne, Agee & Leach, Inc.>: Hey, good morning, guys.

<A – Pathie McKee – ViewPoint Financial Group>: Good morning, Mike.

<A – Garold Base – ViewPoint Financial Group>: Good morning.

<Q – Mike Shafir – Sterne, Agee & Leach, Inc.>: Well, congratulations on getting all this taken care of. I just have a couple of questions. On the charter conversion, I think one of the questions that’s kind of been curious in terms of the operating structure that you guys have come from, being a mutual holding company, I was wondering if the three-year moratorium on sale is still going to be intact?

<A – Garold Base – ViewPoint Financial Group>: Thank you for asking that question. I’ll be glad to answer it. The Federal Reserve, it turns out, is the primary driver on deciding that since it relates to our holding company itself. They have included those requirements, especially that one, that we’ve had previously. Now, I think there’s only a year-and-a-half left on it or something like that. But as far as it goes, those requirements were extended to us as we changed to our bank holding company.

<Q – Mike Shafir – Sterne, Agee & Leach, Inc.>: Okay, and then just as we think about the credit mark, did that include – the $9.4 million, does that include Highlands’ current loan loss reserve or is that in addition to?

<A – Pathie McKee – ViewPoint Financial Group>: That does not include the Highlands’ current allowance for loan loss mark. That will be reversed out. So, that will be the net of the two.

<Q – Mike Shafir – Sterne, Agee & Leach, Inc.>: Okay, and then as far as just the DTA reversal, you guys expect to see that come back wholly as a function of just being able to use that NOL?

<A – Pathie McKee – ViewPoint Financial Group>: That’s correct, to offset future taxes.

<Q – Mike Shafir – Sterne, Agee & Leach, Inc.>: Okay. And then finally, when you guys kind of think about early 2012, I mean, that’s pretty quick pace to close the deal. Is it – do you think it was going to be towards the end of the first quarter or do you think we’re going to be closer towards the second quarter?

<A – Garold Base – ViewPoint Financial Group>: Currently, we believe it will be early 2012. We’d like to see it close by the end of the first quarter. But a lot of that depends upon the regulatory approvals that would be required, and if we’re lucky enough to be expedited in that process, that will speed it up. So, we’ll just have to see how long that takes, but we would expect with us both being healthy banks and not having significant issues, and Kevin already having a good working relationship with the OCC and our relationship with the OCC, we would expect a fairly reasonable time to be approved.

<Q – Mike Shafir – Sterne, Agee & Leach, Inc.>: Okay, thanks a lot for all that detail. I’ll jump back in if I have any further questions. Congratulations once again.

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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<A – Garold Base – ViewPoint Financial Group>: Thank you. You’ve followed us for a long time, and we appreciate your interest.

Operator: The next question comes from Scott Valentin at FBR Capital Markets.

<Q – Scott Valentin – FBR Capital Markets>: Good morning, everyone and thanks for taking my question. I was just hoping you can give more color around the estimated first full-year earnings accretion, is that driven mostly by cost-cutting, or I think you mentioned those potential revenue synergies in there, I don’t think they are included in the accretion estimate, but just any more color you can add on what’s driving the earnings accretion?

<A – Pathie McKee – ViewPoint Financial Group>: Yes, absolutely. The earnings accretion comes from obviously the income contribution that Highlands provides, as well as the estimated cost savings of 26% that first year. We have not included any earnings accretion based on any kind of synergies. We’ve been very conservative in our estimates to come up with that 11% accretion.

<Q – Scott Valentin – FBR Capital Markets>: Okay. And is that included in the pricing of the CDs you mentioned earlier, the 1.7% CDs?

<A – Pathie McKee – ViewPoint Financial Group>: No, it did not.

<Q – Scott Valentin – FBR Capital Markets>: Okay.

<A – Garold Base – ViewPoint Financial Group>: No, it doesn’t include that, and it really doesn’t include the value of these teams, Kevin’s experience in C&I, and et cetera, that we might be able to accomplish. So, as Patti had said, it was conservative numbers that we’ve used to come forward with.

<Q – Scott Valentin – FBR Capital Markets>: Okay. And I’m sorry if I missed it, did you provide a total cost base – what percentage of Highlands cost base you’re going to cut?

<A – Pathie McKee – ViewPoint Financial Group>: Yes, 26%.

<Q – Scott Valentin – FBR Capital Markets>: 26%. Okay, thank you. And then on page five, the math included – the majority of Highlands’ branches are very closely overlapping with ViewPoint’s. There’s two that seem to be in the upper left corner to a little outside the footprint. Any plans for those branches at new markets for ViewPoint going forward?

<A – Garold Base – ViewPoint Financial Group>: Well, of course, those would be included in the deal. And then once Kevin’s in place, since he’s very familiar with those markets and the Board has had an opportunity to evaluate that, we can see on the long term how that works out. Now, of course, myself, I’m a rancher also besides a banker, so I do understand Jacksboro well, and they provide a quality service out there; that bank is over 100 years old, which is pretty outstanding that that would be the case because there’s not many banks that are over 100 years old.

<Q – Scott Valentin – FBR Capital Markets>: Okay. Thank you very much.

Operator: The next question comes from Christopher Marinac at FIG Partners.

<Q – Chris Marinac – FIG Partners LLC>: Thanks. Good morning. Just want to ask about the loan loss provision if you have any of it in your earnings estimates for the accretion. Only asking about new loans you’ll be making as you replace the portfolio in the normal course of business. I know the allowance isn’t going to transfer, but just curious on provision going into year 1, year 2, and sort of how that evolves?

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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<A – Pathie McKee – ViewPoint Financial Group>: Yes. We would definitely continue to apply allowance to new portfolio production based on the risk metrics of each of those loans and do the normal classified and qualitative analysis of the new production. So, yes, those were included in the earnings accretion numbers that we would do provision on new volume.

<Q – Chris Marinac – FIG Partners LLC>: Okay. And then, do you have any – I guess a good sense of sort of the range that you maybe on the core deposit intangible, I may have just overlooked something in the slides here?

<A – Pathie McKee – ViewPoint Financial Group>: That’s about 3.4% of the deal.

<Q – Chris Marinac – FIG Partners LLC>: Okay. So, all of that will get booked as an intangible?

<A – Pathie McKee – ViewPoint Financial Group>: Yes, about $4 million.

<Q – Chris Marinac – FIG Partners LLC>: Okay. And then last question just is, is the timing of the reversal on the valuation allowance, do you do that all at once early on with the merger, or do you take it over time, or do you have any guidance on that from your auditors?

<A – Pathie McKee – ViewPoint Financial Group>: On – reversal of the NOL deferred tax asset does not happen day one. It’s based on how you’re able to use that over the time.

<Q – Chris Marinac – FIG Partners LLC>: Right. Okay. So, that reversal back into earnings is going to come over, it does not -

<A – Pathie McKee – ViewPoint Financial Group>: Over time, yes.

<Q – Chris Marinac – FIG Partners LLC>: Right, got it. Okay, that is great. Thank you so much for your color.

<A – Pathie McKee – ViewPoint Financial Group>: You’re very welcome.

Operator: [Operator Instructions] We show no further questions at this time. Would you like to make any closing remarks, Mr. Base?

Garold R. Base, President, Chief Executive Officer & Director

Yes. We appreciate everyone calling in today and your interest in these events and your continued support of ViewPoint Financial Group. Thank you, again and have great holidays.

Operator: The conference has now concluded. Thank you for attending today’s event. You may now disconnect.

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ViewPoint Financial Group	VPFG	Acquisition of Highlands Bancshares, Inc. by ViewPoint Financial Group, Inc. Call	Dec. 9, 2011
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